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Attn:	Thomas Jones, Staff Attorney

Sherry Haywood, Staff Attorney

Division of Corporation Finance

Office of Manufacturing

Re:	ECP Environmental Growth Opportunities Corp.

Amendment No. 2 to Registration Statement on Form S-4

Filed November 26, 2021

File No. 333-259335

Ladies and Gentlemen:

On behalf of our client, ECP Environmental Growth Opportunities Corp. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 13, 2021 (the “Comment Letter”) with respect to Amendment No. 2 to the Registration Statement on Form S-4 filed with the Commission by the Company on November 26, 2021. Concurrently with the filing of this letter, the Company has filed Amendment No. 3 to the Registration Statement on Form S-4 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold type below followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4 filed November 26, 2021

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Statements of Operations, page 107

1.

We note you eliminated historical basic and diluted earnings per share disclosures previously presented in the pro forma statements of operations on pages 107 and 108. Please revise the pro forma statements of operations to include historical basic and diluted earnings per share disclosures as required by Rule 11-02(a)(9) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised pages 108 and 109 of the Registration Statement.

December 17, 2021

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 111

2.

We note your response to prior comment one and the disclosures you provided in note 3(O) on page 113; however, based on the disclosed terms of the convertible notes, it is not clear to us how the numbers of shares you disclosed were determined. Based on the current disclosures, it appears to us that the total implied conversion price was approximately $2.38. In addition, based on disclosures in the forepart of the filing, to the extent the additional $7 million in convertible notes issued to ECP were converted into 769,053 shares of the combined company, it appears to us that the implied conversion price for the remaining convertible notes was approximately $1.49. Please clarify or explain the appropriateness of the conversion price based on the disclosed terms of the convertible notes.

Response: In response to the Staff’s comment, the Company has revised page 114 of the Registration Statement to appropriately disclose the number of shares of Fast Radius common stock and shares in the Combined Company into which the Fast Radius convertible notes will convert. In response to the Staff’s comment, the Company has also revised pages 214-215 of the Registration Statement to explain how the Company determined the number of shares of Fast Radius common stock into which each of the Fast Radius convertible notes will convert.

Proposal No. 5 - The Incentive Plan Proposal

New Equity Incentive Plan Benefits, page 146

3.

We note your disclosure regarding a new Closing RSU Award to be granted to the Combined Company’s CEO upon closing. It appears to us you should revise the pro forma financial statements to disclose and discuss the terms of this award and the accounting for the award. It also appears to us you should revise the pro forma financial statements to include adjustments necessary to record the expected impact of the award.

Response: In response to the Staff’s comment, the Company has revised pages 106 through 117 of the Registration Statement.

Fast Radius’ Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 207

4.

We note that during the nine months ended September 30, 2021 you adjust your non-GAAP financial measure, Adjusted EBITDA, for an accrual you recorded for customs duty owed to CBP. Although we note you recorded an additional accrual for customs duty during the quarter ended September 30, 2021, due to possible errors in prior periods, given that the expense appears to relate to normal cash operating costs necessary to operate your business, it appears to us that eliminating the expense from a non-GAAP performance measure is not appropriate and does not comply with Question 100.01 of the C&DIs related to Non-GAAP Financial Measures. Please clarify or revise.

Response: In response to the Staff’s comment, the Company has revised pages 211 and 212 of the Registration Statement.

December 17, 2021

Material U.S. Federal Income Tax Considerations, page 277

5.

We note your response to prior comment 4. If you do not plan to obtain a tax opinion that the merger will qualify as a “reorganization” under Section 368(a) of the Tax Code, and therefore tax-free to a U.S. holder, revise your disclosure here and elsewhere to include a statement that it is uncertain whether the merger will qualify as a tax-free reorganization and describe the potential consequences to shareholders, including a summary of the tax consequences if the merger fails to qualify as a Section 368 reorganization. See Item 601(b)(8) of Regulation S-K and, for further guidance, Staff Legal Bulletin No. 19 (October 14, 2011).

Response: In response to the Staff’s comment, the Company has revised pages 92 and 281 through 290 of the Registration Statement.

*    *    *    *

December 17, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to Ryan J. Maierson of Latham & Watkins LLP at (713) 546-7420 or Ryan.Maierson@lw.com.

Very truly yours,

/s/ Ryan J. Maierson
Ryan J. Maierson

cc:	Tyler Reeder, ECP Environmental Growth Opportunities Corp.

Drew Brown, ECP Environmental Growth Opportunities Corp.

Lou Rassey, Fast Radius, Inc.

David A. Kurzweil, Latham & Watkins LLP

David E. Owen, Latham & Watkins LLP

Scott Kapp, DLA Piper LLP (US)

Adam Spector, DLA Piper LLP (US)